FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are Management’s Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements of DryShips Inc. (the “Company”) as of and for the period ended March 31, 2007.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3/A (Registration No. 333-133482) filed on May 3, 2006 and into the Company’s Registration Statement on Form F-3 (Registration No. 333-139204) filed on December 8, 2006.

Exhibit 1

MANAGEMENTS DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to “DryShips” or the “Company” or “we” shall include DryShips Inc. and its applicable subsidiaries. The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual  results  may  differ   materially   from  those   anticipated  in  these forward-looking  statements  as a result of certain  factors,  such as those set forth in the section  entitled “Risk Factors”  included in the Company’s  Annual Report on Form 20-F filed with the Securities  and Exchange  Commission on June 12, 2007.

Results of Operations

For the three months ended March 31, 2007 compared to three months ended March 31, 2006

Voyage Revenues increased by $31.9 million, or 58.2%, to $86.7 million in the three months ended March 31, 2007, compared to $54.8 million for the three months ended March 31, 2006.  The increase is attributable to the increase in the average number of vessels operated from 27.0 during the three months ended March 31, 2006 to 32.1 during the three months ended March 31, 2007 due to the full operation of the 8 vessels we acquired during the period from April to December 2006 and the substantial increase in freight and hire rates over this period.

Voyage Expenses (including gains from sale of bunkers) increased by $1.3 million, or 32.5%, to $5.3 million for the three months ended March 31, 2007, compared to $4.0 million for the three months ended March 31, 2006. The increase is attributable to the increase in commissions due to increased voyage revenues.

Vessel Operating Expenses increased by $3.3 million, or 31.4%, to $13.8 million in the three months ended March 31, 2007 compared to $10.5 million for the three months ended March 31, 2006. The increase is attributable to the increase in the number of vessels operated from an average of 27.0 vessels for the three months ended March 31, 2006 to 32.1 vessels for three months ended March 31, 2007.

Depreciation and Amortization increased by $3.1 million, or 22.5%, to $16.9 million for the three months ended March 31, 2007, compared to $13.8 million for the three months ended March 31, 2006. The increase is due to the increase in number of vessels from an average of 27.0 in 2006 to 32.1 in 2007 and a corresponding increase of calendar days from 2,430 in 2006 to 2,887 days in 2007.

Management Fees increased by $0.8 million, or 57.1%, to $2.2 million in the three months ended March 31, 2007 compared to $1.4 million in the three months ended March 31, 2006. The increase is due to the increase in number of vessels from an average of 27.0 in 2006 to 32.1 in 2007 and a corresponding increase of calendar days from 2,430 in 2006 to 2,887 days in 2007.

Interest and Finance Cost increased by $5.2 million, or 83.9%, to $11.4 million for the three months ended March 31, 2007 compared to $6.2 million for the three months ended March 31, 2006. The increase primarily resulted from the increase in interest expenses due to the increased amount of average indebtedness outstanding during the three months ended March 31, 2007 compared to the three months ended March 31, 2006 and increased interest rates in 2007.

Interest Income increased by $0.5 million to $0.6 million for the three months ended 31, 2007, compared to $0.1 million for the three months ended March 31, 2006, due to increased liquidity and interest rates in 2007.

Cash Flow

Our cash and cash equivalents increased to $6.1 million as of March 31, 2007, compared to $2.5 million as of December 31, 2006. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $89.0 million as of March 31, 2007 compared to $102.5 million as of December 31, 2006. This decrease is mainly due to classification of vessel Estepona as held for sale which resulted in the increase of current assets and current liabilities by $29.3 million and $16.3 million, respectively.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $16.1 million, or 60.8%, to $42.6 million for the three months ended March 31, 2007 compared to $26.5 million for the three months ended March 31, 2006. This increase is primarily due to the increased time charter rates during the 2007 period and the enlargement of our fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $11.1 million for the three months ended March 31, 2007, consisting mainly of $81.6 million in payments representing the remaining 90% of the purchase price of the vessel Samsara and the 10% advance for the acquisition of five additional vessels. We received an amount of $70.5 million from the sale of three vessels during the period.

Net cash used in investing activities was $nil for the three months ended March 31, 2006.

Net Cash Used In Financing Activities

Net cash used in financing activities was $28.0 million for the three months ended March 31, 2007, consisting mainly of $64.4 million principal payments of our outstanding indebtedness and $7.1 million of cash dividends paid to stockholders. This was partly off set by $43.4 million drawdown under a short term credit facility to partly finance the acquisition cost of the vessel Samsara.

Net cash used in financing activities was $23.8 million for the three months ended March 31, 2006, consisting mainly of $19.1 million of principal payments of outstanding indebtedness; $6.1 million of cash dividends paid to stockholders; $ 2.7 million of financing fees paid; and $3.7 million of decrease in restricted cash.

Capitalization

The following table sets forth our consolidated capitalization as of March 31, 2007:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the  aggregate  payment of $7.1 million of dividends declared and paid in April 2007,  (ii) the declaration of $7.1 million of dividends on July 3, 2007, payable on July 31, 2007, (iii) the payment of $17.5 million in accordance  with the loan  repayment  schedule of the loans outstanding  at March  31,  2007, (iv) the drawdown and repayment in April and June 2007  of $63 million under two loan facilities from one of our shareholders and the drawdown of $260.4 million under our credit facility as amended on May 23, 2007, to partially finance the purchase price of the vessels  Bargara, Marbella, Primera, Brisbane, Menorca, Capitola, Majorca and Heinrich Oldendorff  which we took delivery during the period from April 11 to June 1, 2007 and (v) the repayment of $99.2 million due to the sale of vessels Estepona, Shibumi, Delray, Hille Oldendorf , Alona and Mostoles which were delivered to their new owners during the period from April 10  to July 3, 2007; and

•
on a further adjusted basis giving effect to  our issuance and sale of 350,000 shares of common stock in this offering at an assumed offering price of $57.89 per share, the last reported closing price of our common stock on July 18, 2007, net of issuance costs of $ 0.506 million.

	As of March 31, 2007
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt

Current portion of long-term debt	$126,354	$81,480	$81,480
Total long-term debt, net of current portion	539,272	727,807	727,807
Total debt	$665,626	$809,287	$809,287

Shareholders’ equity
Preferred stock, $0.01 par value; 30,000,000 shares
authorized, none issued	-	-	-
Common stock, $0.01 par value; 45,000,000 shares authorized,	-	-	-
35,490,097 shares issued and outstanding at March 31, 2007	355	355	358
Additional paid-in capital	327,446	327,446	347,198
Retained earnings	182,394	168,198	168,198
Total shareholders’ equity	510,195	495,999	515,754
Total capitalization	$1,175,821	$1,305,286	$1,325,041

(1)	There have been no significant adjustments to our capitalization since March 31, 2007, as so adjusted.

(2)	Assumes a sale price of $57.89 per share, which was the last reported closing price of our common stock on July 18, 2007.

Recent Developments

Fleet Developments

Vessels Acquired and Delivered

On April 11, 2007, we took delivery of the MV Primera, a 1998 built second-hand 72,495 dwt Panamax drybulk carrier, which we agreed to acquire on December 15, 2006, for a purchase price $38.0 million

On April 27, 2007, we took delivery of the MV Marbella, a 2000 built second-hand 72,561 dwt Panamax drybulk carrier, which we agreed to acquire on February 27, 2006, for a purchase price $46.0 million

On May 14, 2007, we took delivery of the MV Bargara, a 2002 built second-hand 74,832 dwt Panamax drybulk carrier, which we agreed to acquire on April 11, 2007, for a purchase price $49.0 million

On May 23, 2007, we took delivery of the MV Brisbane, a 1995 built second-hand 151,066 dwt Capesize drybulk carrier, which we agreed to acquire on January 10, 2007, for a purchase price $60.0 million

On June 1, 2007, we took delivery of the MV Capitola, a 2001 built second-hand 74,832 dwt Panamax drybulk carrier, which we agreed to acquire on April 11, 2007, for a purchase price $49.0 million.

On June 7, 2007, we took delivery of the MV Menorca, a 1997 built second-hand 71,685 dwt Panamax drybulk carrier, which we agreed to acquire on January 18, 2007, for a purchase price $41.0 million.

On June 11, 2007, we took delivery of the MV Majorca, a 2005 built second-hand 74,477 dwt Panamax drybulk carrier, which we agreed to acquire on March 26, 2007, for a purchase price $53.5 million.

On June 11, 2007, we took delivery of the MV Heinrich Oldendorff, a 2001 built second-hand 73,925 dwt Panamax drybulk carrier, which we agreed to acquire on March 23, 2007, for a purchase price $49.0 million.

Vessels Sold and Delivered

On April 10, 2007, the MV Estepona, a 1994 built 70,003 dwt Panamax drybulk carrier was delivered to her new owners for a purchase price of $36.7 million. The Company expects to realize a gain of $7.6 million to be recognized in the second quarter of 2007.

On April 12, 2007, the MV Shibumi, a 1984 built second-hand 166,058 dwt Capesize drybulk carrier was delivered to her new owners for a purchase price of $24.6 million. The Company expects to realize a gain of $17.8 million to be recognized in the second quarter of 2007.

On May 9, 2007, the MV Delray, a 1994 built 70,029 dwt Panamax drybulk carrier was delivered to her new owners for a purchase price of $36.7 million. The Company expects to realize a gain of $8.2 million to be recognized in the second quarter of 2007.

On June 8, 2007, the MV Hille Oldendorff, a 2005 built 55,566 dwt Supramax drybulk carrier, was delivered to her new owners for a purchase price of $50.5 million.  The Company expects to realize a gain of $12.8 million to be recognized in the second quarter of 2007.

On June 12, 2007, the MV Alona, a 2002 built, 48,640 dwt Handymax drybulk carrier was delivered to her new owners for a purchase price of $39.5 million. The Company expects to realize a gain of approximately $7.5 million to be recognized in the second quarter of 2007.

On July 3, 2007, the MV Mosteles, a 1981 built, 75,395 dwt Panamax drybulk carrier was delivered to her new owners for a purchase price of $13.3 million. The Company expects to realize a gain of approximately $10.8 million to be recognized in the third quarter of 2007.

Vessel Acquisitions – To be delivered

On November 23, 2006, we agreed to acquire the MV Ecola, a 1997 built second-hand 73,931 dwt Panamax drybulk carrier, delivery of which is expected during the third quarter of 2007, for a purchase price of $39.7 million.

On June 8, 2007, we agreed to acquire the MV Clipper Gemini, a 2003 built second-hand 51,187 dwt Supramax drybulk carrier, delivery of which is expected during the third quarter of 2007, for a purchase price of $50.162 million.

On July 13, 2007, we agreed to acquire the MV Athina Zafirakis, a 2002 built second-hand 74,204 dwt Panamax drybulk carrier, delivery of which is expected during the fourth quarter of 2007, for a purchase price of $67.175 million.

Vessel Disposals – To be delivered

On March 13, 2007, we entered into an agreement to sell the MV Lanikai, a 1988 built, 68,676 dwt Panamax drybulk carrier for a sale price of $26.1 million with delivery to the new owners scheduled to take place between the second and third quarter of 2007.  The Company expects to realize a gain of approximately $9.0 million.

When all these acquisitions and disposals are concluded, DryShips fleet will include 38 drybulk carriers comprising 5 Capesize, 29 Panamax, 2 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 3.1 million, and an average age of 8.3 years.

Appointment of Interim CFO

The Board of Directors of Dryships Inc. has appointed Mr. George Economou, Chairman of the Board and Chief Executive Officer, to act as interim Chief Financial Officer of Dryships effective May 29, 2007.

This follows the resignation of Mr. Gregory Zikos, Director and Chief Financial Officer who left the Company to pursue other shipping interests effective May 29, 2007. The Board has formed a committee to search for a permanent replacement.

Financing activities

On April 5, 2007, we concluded a short-term bridge loan of $33 million with a related party to partially finance the acquisition of the vessel Primera. The loan was fully repaid on April 23, 2007.

On April 19, 2007 the Company entered into a bridge facility of $181 million with HSH Nordbank in connection with the acquisition of the MV Marbella, MV Bargara, MV Brisbane, MV Capitola, MV Primera and MV Menorca.

On May 23, 2007 the Company concluded a short-term credit facility of $30 million with a related party. The facility was repaid on June 15, 2007.

On May 23, 2007 the Company amended its existing credit facility with HSH Nordbank in order to:

(a)	increase the amounts available under the existing credit facility by up to $181.0 million and

(b)	include a re-borrowing option for mandatory prepayment amounts of up to $200.0 million.

With the above amendments to the existing credit facility permanent financing has now been arranged for all of the announced acquisitions and all of the bridge facilities with HSH Norbank were repaid.

Dividend Payment

In April 2007, DryShips declared and paid its eighth consecutive quarterly cash dividend of $0.20 per common share. On July 3, 2007, the Company declared its ninth quarterly cash dividend of $0.20 per common share. The dividends will be paid on July 31, 2007. Since the Company’s IPO in February 2005, DryShips will have paid total dividends of $1.80 per common share, by July 31, 2007.

As of July 19, 2007, the Company has a total of 35,490,097 shares of common stock outstanding.

DRYSHIPS INC.

DRYSHIPS INC.
Consolidated Balance Sheets
December 31, 2006 and March 31, 2007 (Unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2006	March 31, 2007
ASSETS	(Note 1)
CURRENT ASSETS:
Cash and cash equivalents	$2,537	$6,088
Restricted cash	6,614	6,471
Accounts receivable trade	3,187	5,784
Insurance claims	671	4,689
Due from related parties	3,353	3,059
Inventories	2,571	2,719
Prepayments and advances	5,568	4,869
Prepaid charter revenue	1,335	-
Financial instruments	985	786
Vessel held for sale	-	29,331
Total current assets	26,821	63,796

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions	27,380	46,350
Vessels, net	1,084,924	1,063,251
Total fixed assets, net	1,112,304	1,109,601

OTHER NON CURRENT ASSETS:
Deferred charges, net	6,200	4,799
Restricted cash	20,000	20,000
Other	2,848	2,727

Total assets	$1,168,173	$1,200,923

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$71,412	$125,691
Financial Instruments	2,625	1,320
Accounts payable	11,423	9,229
Due to related parties	25,086	15
Accrued liabilities	6,326	6,348
Deferred revenue	12,270	10,018
Other current liabilities	202	202

Total current liabilities	129,344	152,823

LONG-TERM DEBT, net of current portion	587,330	537,331

OTHER NON CURRENT LIABILITIES	607	574

COMMITMENTS AND CONTIGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued.	-	-
Common stock, $0.01 par value; 75,000,000 shares authorized; 35,490,097 shares issued and outstanding.	355	355
Additional paid-in capital	327,446	327,446
Retained earnings	123,091	182,394
Total stockholders’ equity	450,892	510,195
Total liabilities and stockholders’ equity	$1,168,173	$1,200,923

DRYSHIPS INC.
Consolidated Unaudited Statements of Income
For the three month periods ended March 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Three Months Ended March 31,
	2006	2007
REVENUES:
Voyage revenues	$54,809	$86,650

EXPENSES:
Voyage expenses	3,896	4,836
Voyage expenses – related party	681	1,046
(Gain) loss on sale of bunkers, net	(541)	(612)
Vessels’ operating expenses	10,492	13,789
Depreciation	13,047	16,045
Amortization of deferred drydocking costs	719	809
Gain on sale of vessels	-	(30,497)
Management fees – related party	1,444	2,196
General and administrative expenses	366	938
General and administrative expenses – related parties	603	950
Operating income	24,102	77,150

OTHER INCOME (EXPENSES):
Interest and finance costs	(6,233)	(11,325)
Interest and finance costs – related party	-	(37)
Interest income	124	614
Other, net	121	(1)

Total other income (expenses), net	(5,988)	(10,749)

Net Income	$18,114	$66,401

Earnings per common share, basic and diluted	$0.60	$1.87

Weighted average number of common shares, basic and diluted	30,350,000	35,490,097

DRYSHIPS INC.
Consolidated Unaudited Statements of Stockholders’ Equity
For the three month periods ended March 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Stock		Additional Paid-in Capital	Retained
	Comprehensive Income	# of Shares	Par Value		Earnings
					(Accumulated Deficit)	Total

BALANCE, December 31, 2005		30,350,000	$304	$264,600	$91,597	$356,501

- Net income	18,114	-	-	-	18,114	18,114
- Dividends declared and paid ($ 0.20 per share)		-	-	-	(6,070)	(6,070)
Comprehensive income	$18,114

BALANCE, March 31, 2006		30,350,000	$304	$264,600	$103,641	368,545

BALANCE, December 31, 2006		35,490,097	$355	$327,446	$123,091	450,892

- Net income	66,401	-	-	-	66,401	66,401
- Dividends declared and paid ($ 0.20 per share)		-	-	-	(7,098)	(7,098)
Comprehensive income	$66,401

BALANCE, March 31, 2007		35,490,097	$355	$327,446	$182,394	510,195

DRYSHIPS INC.
Consolidated Unaudited Statements of Cash Flows
For the three month periods ended March 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2006	2007

Cash Flows from Operating Activities:

Net income	$18,114	$66,401
Adjustments to reconcile net income to
net cash provided by operating activities:

Depreciation	13,047	16,045
Amortization of deferred drydocking costs	719	809
Amortization and write-off of financing costs	121	439
Amortization of deferred/prepaid charter revenue	(361)	(1,299)
Gain on sale of vessels	-	(30,497)
Change in fair value of derivatives	(1,705)	(1,106)
Recognition / amortization of free lubricants benefit	40	(33)
Changes in operating assets and liabilities:
Accounts receivable trade	(868)	(2,597)
Insurance claims	31	(4,018)
Due from related parties	-	294
Inventories	(600)	(148)
Prepayments and advances	192	699
Accounts payable	(1,531)	(2,194)
Due to related parties	(116)	(71)
Accrued liabilities	31	22
Deferred revenue	234	383
Payments for drydocking	(836)	(520)
Net Cash provided by Operating Activities	26,512	42,609

Cash Flows from Investing Activities:
Advances for vessel acquisitions	-	(25,170)
Additions to vessels cost	-	(56,420)
Proceeds from vessels’ sale	-	70,528
Net Cash used in Investing Activities	-	(11,062)

Cash Flows from Financing Activities:
Advances to Baumarine Pool	365	121
Payments of long-term debt	(19,064)	(39,360)
Proceeds from short-term credit facility	-	43,400
Payment of short-term credit facility		(25,000)
Decrease in restricted cash	3,681	143
Dividends paid	(6,070)	(7,098)
Payment of financing costs	(2,717)	(202)

Net Cash used in Financing Activities	(23,805)	(27,996)

Net increase in cash and cash equivalents	2,707	3,551
Cash and cash equivalents at beginning of period	5,184	2,537

Cash and cash equivalents at end of period	$7,891	$6,088

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for:

Interest payments	$8,487	$10,793

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Dryships Inc. (“Dryships”) and its wholly-owned subsidiaries (collectively, the “Company”). Dryships was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands. On October 18, 2004, all of the outstanding shares of the vessel owning companies listed under 1 through 6 in the table below (collectively, the “Contributed Companies”), were contributed to the Company through Entrepreneurial Spirit Foundation (the “Foundation”), a family foundation of Vaduz, Liechtenstein.  The Company’s Chief Executive Officer, Mr. George Economou and members of his immediate family control and are beneficiaries of the Foundation. The transaction described above constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests and the Contributed Companies are presented at historical cost as control of the Contributed Companies before and after the reorganization was with the Family. In February 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $251,285. On February 14, 2006, the Foundation transferred its shares of the Company to its wholly-owned subsidiary, Elios Investments Inc. (“Elios”), a corporation organized under the laws of the Republic of the Marshall Islands.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

The balance sheet as of December 31, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The Company’s wholly-owned subsidiaries as of March 31, 2007 are listed below:

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information – (Continued):

	Ship-owning Company	Country of Incorporation	Vessel
1.	Hydrogen Shipping Company Limited (“Hydrogen”)	Malta	Mostoles (Note 5)
2.	Oxygen Shipping Company Limited (“Oxygen”)	Malta	Shibumi (Note 9(d))
3.	Annapolis Shipping Company Limited (“Annapolis”)	Malta	Lacerta
4.	Helium Shipping Company Limited (“Helium”)	Malta	Striggla (sold – January 2007)
5.	Blueberry Shipping Company Limited (“ Blueberry “)	Malta	Panormos (sold – January 2007)
6.	Silicon Shipping Company Limited (“Silicon”)	Malta	Flecha (sold – December 2006)
7.	Lancat Shipping Company Limited (“Lancat”)	Malta	Matira
8.	Tolan Shipping Company Limited (“Tolan”)	Malta	Tonga
9.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
10.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
11.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
12.	Royerton Shipping Company Limited (“Royerton”)	Malta	Netadola
13.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
14.	Lansat Shipping Company Limited (“Lansat”)	Malta	Paragon
15.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
16.	Madras Shipping Company Limited (“Madras”)	Malta	Alona (Note 5)
17.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana
18.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
19.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
20.	Zatac Shipping Company Limited (“Zatac”)	Malta	Waikiki
21.	Fabiana Navigation Company Limited (“Fabiana”)	Malta	Alameda
22.	Fago Shipping Company Limited (“Fago”)	Malta	Lanikai (Note 5)
23.	Felicia Navigation Company Limited (“Felicia”)	Malta	Solana
24.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
25.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
26.	Celine Shipping Company Limited (“Celine”)	Malta	Medocino
27.	Seaventure Shipping Limited (“Seaventure”)	Marshall Islands	Hille Oldendorff (Note 5)
28.	Tempo Marine Company Limited (“Tempo”)	Marshall Islands	Maganari
29.	Star Record Owning Company Limited (‘Star”)	Marshall Islands	Ligari
30.	Human Owning Company Limited (“Human”)	Marshall Islands	Estepona (Notes 5 and 9(d))
31.	Classical Owning Company Limited (“Classical”)	Marshall Islands	Delray (Notes 5 and 9(d))
32.	Maternal Owning Company Limited (“Maternal”)	Marshall Islands	Lanzarote
33.	Paternal Owning Company Limited (“Paternal”)	Marshall Islands	Formentera
34.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
35.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola (ex Zella Oldendorff)
36.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara (ex Cape Venture)
37.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera (ex Sea Epoch)
38.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane (ex Spring Brave)
39.	Atlas Owning Company Limited (“Atlas”)	Marshall Islands	Menorca (ex Oinoussian Legend)
40.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella (ex Restless)
41.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca (ex Maria G.O.)
42.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Heinrich Oldendorff
43.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Hull 1518A
44.	Monteagle Shipping S.A (“Monteagle”)	Marshall Islands	Hull 1519A
45.	Platan Shipping Company Limited (“Platan”)	Malta	Daytona (sold – January 2007)
	Other company		Activity
46.	Wealth Management Inc. (“Wealth”)	Marshall Islands	Cash Manager

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information – (Continued):

The operations of the Company’s vessels are managed by Cardiff Marine Inc. (the “Manager”), a related party entity incorporated in Liberia.  Furthermore, Drybulk S.A, a related party Liberian corporation acted as the charter and sales and purchase broker for the Company until September 30, 2006. Effective October 1, 2006 the Manager acts as the Company’s charter and sales and purchase broker.  The majority shareholding (70%) of the Manager and Drybulk S.A. is owned by the Foundation. The 30% shareholding of the Manager and Drybulk S.A. is held by Prestige Finance S.A., a Liberian corporation, which is wholly owned by the sister of the Company’s Chief Executive Officer.

During the three-month period ended March 31, 2006, one charterer (Oldendorff Carriers Gmbh), accounted for 21% of the Company’s voyage revenues. No charterer accounted for 10% or more of the Company’s voyage revenues for the three-month period ended March 31, 2007.

In addition, of the Company’s voyage revenues during the three-month periods ended March 31, 2006 and 2007, 24% and 20%, respectively, were derived from the participation of certain Company’s vessels in a drybulk pool.

2.	Reporting Assets held for sale:

It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144 “Accounting for the Impairment or the Disposal of Long-Lived Assets”, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties:

(a)
Cardiff Marine Inc.: The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed management fee of Euro 530 per day, per vessel.  In addition the Manager charges the Company with (i) a fee of U.S. Dollars 100 per day per vessel is charged by the Manager for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, (ii) U.S. Dollars 550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent, (iii)  chartering commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006 and (iv) a quarterly fee of $250 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission Rules and the establishment and monitoring of internal controls over financial reporting.

The management agreements concluded between the Manager and the vessel-owning companies have an initial term of five years and will automatically be extended to successive five-year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing.

The management fees charged by the Manager for the three-month periods ended March 31, 2006 and 2007, totaled $1,444 and $2,196 respectively and are separately reflected in the accompanying consolidated statements of income. Chartering commissions charged by Drybulk S.A for the three-month period ended March 31, 2006 and by the Manager for the three-month period ended March 31, 2007 totaled to $681 and $1,046, respectively, which are separately reflected as Voyage expenses - related party in the accompanying consolidated statements of income. The fees charged by the Manager  for the services discussed in (i) and (iv) above for the three-month periods ended March 31, 2006 and 2007, totalled $250 and $575, respectively, and are included in General and Administrative – related party in the accompanying consolidated statements of income. In addition, during the three-month period ended March 31, 2007, an amount of $1,344 was charged by the Manager for the acquisition and sale of vessels. The amounts that relate to vessels’ acquisitions are capitalized and are included in Vessels, net in the accompanying consolidated balance sheets. The amounts that relate to vessels’ sales are included in Gain on sale of Vessels in the accompanying consolidated statements of income.

The amounts due from the Manager as at December 31, 2006 and March 31, 2007 totaled to $3,353 and $3,059, respectively. The amounts due to Drybulk S.A. as at December 31, 2006 and as at March 31, 2007 totaled to $0 and $15, respectively.

(b)
Lease Agreement: On October 1, 2005 and effective as of the same date, the Company entered into a rental agreement with its Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000 and thereafter it will be adjusted annually for inflation increases. The related rent expense for the three-month periods ended March 31, 2006 and 2007 totaled $3 and $3, respectively, and is included in General and administrative expenses - related parties in the accompanying consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(c)
Consultancy Agreements: On February 3, 2005, the Company concluded two agreements with Fabiana Services S.A. (“Fabiana”) a related party entity incorporated in Marshall Islands. Fabiana is beneficially owned by the Company’s Chief Executive Officer. Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company. The duration of the agreements is for three years beginning February 3, 2005 and ending, unless terminated earlier on the basis of any other provisions as may be defined in the agreement, on the day before the third anniversary of such date. The Company pays Euro 1,066,600 (Euro 1,126,000 until November 21, 2006) per annum payable monthly on the last working day of every month in twelve installments for the services of the Chief Executive and Chief Financial Officers respectively. The related expense for the three-month periods ended March 31, 2006 and 2007 totaled $350 and $354, respectively, and is included in General and administrative expenses - related parties in the accompanying consolidated statements of income. At December 31, 2006 and March 31, 2007 an amount of $86 and $0, respectively, was payable to Fabiana.

(d)
Acquisition of vessel:  In March 2006 the Company concluded a Memorandum of Agreement with a company controlled by the Company’s Chief Executive Officer for the acquisition of the vessel Hille Oldendorff for $40,760 which was delivered to the Company in April 2006. The purchase price was partly financed by an unsecured sellers’ credit of $3,250 as provided by the Memorandum of Agreement. In October 2006, the sellers’ credit was fully settled with common stock.

(e)
Short-term credit facility: In December 2006, the Company borrowed an amount of $25,000 from Elios in order to partially finance the acquisition cost of vessel Redondo. The facility was fully repaid in January 2007. Interest paid by the Company for the above facility during the three-month period ended March 31, 2007 totalled $37 and is separately reflected  as “Interest and finance costs – related party” in the accompanying 2007 consolidated statement of income.

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	March 31, 2007

Lubricants	2,328	2,453
Victualling stores	243	266
Total	2,571	2,719

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	1,197,053	(112,129)	1,084,924
-Transfer from vessels under construction and acquisitions	6,200	-	6,200
-Vessel acquisitions	56,420	-	56,420
-Vessel disposals	(50,290)	11,373	(38,917)
- Depreciation	-	(16,045)	(16,045)
- Vessels held for sale	(30,154)	823	(29,331)
Balance, March 31, 2007	1,179,229	(115,978)	1,063,251

As at December 31, 2006 the Company owned thirty-four drybulk carriers having total carrying value of $1,084,924.

On January 8, January 22 and January 23, 2007, vessels Panormos, Striggla and Daytona (based on Memoranda of Agreement concluded on September 8, December 18, and December 15, 2006, respectively) were sold for an aggregate price of $72,420. The aggregate gain resulting from the sale of the above vessels was $30,497 and is separately reflected in the accompanying 2007 consolidated statement of income.

On February 14, 2007 (based on a Memorandum of Agreement concluded on December 14, 2006), the Company acquired vessel Samsara (ex Cape Venture) for an aggregate price of $62,620 including $620 commission payable to the Manager.

In addition, during the three-month period ended March 31, 2007:

•
the Company concluded six Memoranda of Agreement for the disposal of the vessels Delray, Estepona, Alona, Lanikai, Mostoles and Hille Oldendorff to unaffiliated third parties for $202,830 in the aggregate, with expected delivery dates in the second quarter of 2007. The vessels’ carrying value as at December 31, 2006 and March 31, 2007 was $144,280 and $142,208, respectively. The vessel Estepona was classified as “held for sale”. The vessel’s value was measured at the lower of its carrying amount or fair value less costs to sell and is reflected in the accompanying March 31, 2007 consolidated balance sheet. No impairment loss was recognized as a result of such classification.

•
The Company entered into five Memoranda of Agreement with unrelated third parties for the purchase of the vessels Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Marbella (ex Restless), Heinrich Oldendorff and Majorca (ex Maria G.O.), for $249,500 in the aggregate, with expected deliveries in the second quarter of 2007. An amount of $24,950, representing the 10% advance payment of the purchase price, has been deposited by the Company in joint accounts with the buyers and is included in Advances for vessels under construction and acquisitions.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.	Vessels, net – (continued):

All Company’s vessels, having total carrying value of $1,063,251 as of March 31, 2007, have been pledged as collateral to secure the bank loans discussed in Note 7.  As at March 31, 2007, six vessels were operating under a drybulk pool (Note 1) and the remaining  vessels were operating under time charters, the last of which expires in December 2007.

6.	Deferred Charges, net:

The amounts in the accompanying consolidated balance sheets represent drydocking costs and are analyzed as follows:

Balance, December 31, 2006	6,200
- Additions	520
- Amortization	(809)
- Write-off due to sale of vessels	(1,112)
Balance, March 31, 2007	4,799

In January 2007, the vessel Mendocino underwent her drydocking at a total cost of $520.

7.	Long-term Debt, net of deferred financing fees:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

		December 31, 2006	March 31, 2007
Term loan	(a)	661,586	622,226
Short term loan	(b)	-	43,400
Less related deferred financing costs		(2,844)	(2,604)
Total		658,742	663,022
Less: Current portion		(71,412)	(125,691)
Long-term portion		587,330	537,331

(a)
In March 2006 the Company concluded an agreement to borrow an amount of up to $628,750 and in November 2006 entered into a supplemental agreement to the loan concluded in March 2006 to increase the line of credit to $711,093. The purpose of the loans was to refinance prior indebtedness, to partially finance the acquisition cost of eight vessels acquired during the year ended December 31, 2006 and to provide the Company with working capital.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Long-term Debt, net of deferred financing fees - (continued):

As of March 31, 2007 the unutilized line of credit totaled $4,219 and the Company is required to pay quarterly commitment fee of 0.40% per annum of the unutilized portion of the term loan and 0.25% of the unutilized portion of the credit facility. Furthermore, the Company is required to pay a draw-down fee of 0.075% on each drawdown amount under the credit facilities. The loan bears interest at LIBOR plus a margin. The interest rate, including the margin, at December 31, 2006 was 6.35% for $550,154 and 7.78% for $111,432 and at March 31, 2007 was 6.32% for $517,425 and 7.75% for $104,801. The outstanding balance of $622,226 (gross of unamortized deferred financing fees of $2,491 at March 31, 2006) is repayable in thirty seven variable consecutive quarterly installments commencing in August, 2007 and through May 2016 plus a balloon payment of $114,666 payable together with the last installment.

(b)
On February 13, 2007, the Company borrowed an amount of $43,400 in order to partly finance the acquisition cost of vessel Samsara (ex Cape Venture) (Note 5). The loan bears interest at Libor plus a margin and is repayable in one installment on May 30, 2007.

The principal payments required to be made after March 31, 2007, for the loans discussed above are the follows:

Year ending March 31,
2008	126,354
2009	61,113
2010	55,945
2011	54,279
2012	54,279
2013 and there after	313,656
665,626
Less-Financing fees	(2,604)
663,022

Total interest incurred on long-term debt for the three month periods ended March 31, 2006 and 2007 amounted to $7,526 and $10,956, respectively. Of the three month period ended March 31, 2007 amount, $220 was capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the accompanying consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Derivatives:

i.
Interest rate cap and floor agreements:  As of December 31, 2006 and March 31, 2007, the Company had outstanding six interest rate cap and floor agreements concluded in May 2005. The fair value of these six interest rate cap and floor agreements equates to the amount that would be received by the Company if the agreements were cancelled. Such fair value at December 31, 2006 and March 31, 2007, was an asset of $946 and $786, respectively, and is included in Financial Instruments in the accompanying consolidated balance sheets. For the three month period ended March 31, 2006 a gain of $1,548 and for the three month period ended March 31, 2007 a loss of $160 is included in Interest and finance costs in the accompanying consolidated statements of income.

ii.
Foreign exchange transactions: In January 2006, the Company engaged in a total of 12 foreign currency call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the US dollar against the Euro. As of December 31, 2006 the Company had one open foreign currency call option which matured in January 2007. The strike rate under this option is 1.21 U.S. dollars per Euro, for an amount of Euro 200,000.

In January 2006, the Company engaged in a total of 12 forward foreign exchange contracts, maturing in monthly intervals from February 2006 to January 2007.  As of December 31, 2006 the Company had one open forward foreign exchange contract which matured in January 2007. The forward rate was 1.2320 U.S. Dollars per Euro for an amount of Euro 200,000.

As of December 31, 2006, the fair market values of the open foreign currency call option and open forward foreign exchange contract discussed above were $22 and $17, respectively. For the three month period ended March 31, 2006 and 2007 a gain of $51 and $31, respectively, has been included in general and administrative expenses in the accompanying statements of income. In addition, other expenses of $89, representing the premium paid by the Company for the conclusion of the foreign currency call options discussed above, has been also included in General and administrative expenses in the accompanying statement of income for the three month period ended March 31, 2006.

iii.
Forward freight agreements:  During the year ended December 31, 2006, the Company entered into seventeen forward freight agreements (“FFAs”) with the objective to utilize them as economic hedging instruments in order to reduce its exposure to market price fluctuations with respect to its fleet. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings.  As of March 31, 2007, two FFAs remained open. During the three-month period ended March 31, 2007, the change in fair market value and the ultimate settlement, if applicable, of the FFA contracts resulted in a realized loss of $1,305 and an unrealized gain of $1,305.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Subsequent Events:

(a)
Declaration of dividends:  On April 4 and July 3, 2007, the Company declared dividends amounting to $7,098 or $0.20 per share to the stockholders of record as of April 16 and July 16, 2007, respectively.  The dividends declared on April 4, 2007 were paid on April 30, 2007 while the dividends declared on July 3, 2007 will be paid on July 31, 2007.

(b)
Shareholder loans: On April 5, 2007 the Company obtained a short term credit facility of $33,000 from Elios to partially finance the acquisition cost of the vessel Primera (ex Sea Epoch) as discussed in (d) below. The loan was fully repaid on April 23, 2007.

On May 23, 2007 the Company obtained a short term credit facility of $30,000 from Elios, in addition to the amendment of the loan facility discussed in (f) below, to partially finance the acquisition cost of the vessels Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui), Ecola (ex Zella Oldendorff) and Majorca (ex Maria G.O.). The loan was fully repaid on June 15, 2007.

(c)
Vessel acquisitions:  On April 11, 2007, the Company concluded two memoranda of agreements for the acquisition of the dry bulk carrier vessels Capitola (ex Songa Hui) and Bargara (ex Songa Hua), for a price of $49,000 per vessel.  An amount of $9,800 representing the 10% advance payment of the purchase price has been deposited by the Company in joint accounts with the sellers.

On June 8, 2007, the Company concluded a memorandum of agreement for the acquisition of a second hand handymax vessel Clipper Gemini for a price of $50,612, delivery is expected in the third quarter of 2007.

On July 13, 2007, the Company concluded a memorandum of agreement for the acquisition of the drybulk carrier vessel Athina Zafirakis for a price of $67,175, delivery is expected in the fourth quarter of 2007.

(d)
Vessel deliveries: On April 11, April 27, May 23, June 7, 2007, the Company took delivery of the vessels Primera (ex Sea Epoch), Marbella (ex Restless), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend) respectively (Note 5). In addition on June 11, 2007 the Company took delivery of the vessels Majorca (ex Maria G.O.) and Heinrich Oldendorff also discussed in note 5. On May 14 and June 1, 2007 the Company took delivery of the vessel Bargara (ex Songa Hua) and of the vessel Capitola (ex Songa Hui), respectively, discussed in (c) above. Furthermore, on April 10, May 8, June 8, June 12, and July 3, 2007, the vessels Estepona, Delray, Hille Oldendorff, Alona and Mostoles (Note 5), respectively, were delivered to their new owners. In addition, on April 12, 2007, under a memorandum of agreement concluded in November 2006 the vessel Shibumi was also delivered to her new owners. The resulting gain from the sale of the above five vessels (excluding Mostoles) is $53,975 and will be included in the Company’s consolidated statement of income for the six-month period ending June 30, 2007. The resulting gain from the vessel Mostoles of $10,785 will be included in the Company’s consolidated statement of income for the nine-month period ending September 30, 2007.

DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Subsequent Events – (continued):

(e)
Bridge loan facility: On April 19, 2007 the Company concluded a bridge facility of up to $181,000 in order to partly finance the acquisition cost of the second hand vessels Primera (ex Sea Epoch), Menorca (ex Oinoussian Legend), Marbella (ex Restless), Brisbane (ex Spring Brave), Capitola (ex Songa Hui) and Bargara (ex Songa Hua). The loan bears interest at LIBOR plus a margin. The loan which was initially repayable in one single installment on May 30, 2007, was included in the loan facility outstanding as of December 31, 2006 through the amendment discussed in (f) below.

(f)
Amendment of loan facility: On May 23, 2007 the Company amended the loan outstanding as of December 31, 2006 (the loan concluded in March 2006 and amended in November 2006) to increase the amount available under the loan by up to $ 181,000 and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200,000 in order to partly finance the acquisition cost of the second hand vessels Samsara (ex Cape Venture), Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui) and Ecola (ex Zella Oldendorff) and any additional vessels. The loan bears interest at LIBOR plus a margin and is repayable in 37 quarterly variable installments from May 2007 through May 2016 and a balloon installment of $163.2 million payable together with the last installment.

(g)	New member of the Board of Directors: On May 29, 2007, Mr. Aristidis Ioannidis, the General Manager of Cardiff, was appointed to the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
                                                                                              ---------------------------------------
(Registrant)

Dated: July 19, 2007	By: /s/George Economou
George Economou
Chief Executive Officer and Interim
Chief Financial Officer

SK 23113 0002 793966